June 29, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

GL Beyond Income Fund (the "Registrant") Post-Effective Amendment to Registration Statement on Form N-2 File Nos. 333-177372 and 811-22616

Ladies and Gentlemen:

On behalf of the Registrant, we hereby submit, via electronic filing, Post-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment") on Form N-2.  The primary purpose of this filing is to revise the disclosure of the Registrant’s fundamental policy with respect to loans in the Statement of Additional Information and to make related disclosures in the Prospectus.  The Registrant believes its revised policy of permitting direct lending in exchange for a borrower’s executed note (a type of security) is substantially similar to the investment strategy employed by the Highland Floating Rate Advantage Fund (File No. 811-09709).  The change in fundamental policy was approved by the Board of Trustees and by shareholders representing a majority of shares.  Following the submission of the Amendment, the Registrant will file and distribute an information statement on Schedule 14C alerting all shareholders to the change in fundamental policy.  The Registrant has also removed references in the Prospectus to any sales load as the Registrant has discontinued charging a load.

The Registrant was declared effective February 16, 2016 following submission of an Amended Registration Statement on Form N-2 on February 15, 2012 (Acc-no: 0000910472-12-000389).

The Registrant has excerpted selection marked portions of the Prospectus and Statement of Additional Information below to aid in the review of the Amendment.

Prospectus

Investment Objective and Policies.  The Fund's investment objective is to seek income.  The Fund pursues its investment objective by investing primarily in individual variable-rate interest income-producing debt securities (i.e. loans made to individuals that are represented by a note (the "security")).  The Fund does not primarily invest in pools of notes, but rather note-by-note.  The Fund acquires notes in both the secondary market and through direct origination with individuals. … The Adviser identifies borrowers for potential direct loan origination that satisfy the Adviser's underwriting standards and are judged to present reasonable credit risk.

Summary of Risks.

Regulatory Risk.  Changes in state or federal lending regulations may impose additional requirements or restrictions that limit interest charges or other loan terms, or the Fund’s ability to originate loans.

Statement of Additional Information

(7) Make loans to others, except (a) where each loan is represented by a note executed by the borrower; (b) through the purchase of debt securities ~~in accordance with its investment objectives and polices, including notes secured by real estate or other assets,~~ which may be considered loans; (c) to the extent the entry into a repurchase agreement is deemed to be a loan; and (d) by loaning portfolio securities. Additionally, the preceding limitation on loans does not preclude the Fund from modifying note terms.

Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant hereby requests selective review of the above referenced Registration Statement.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please do not hesitate to contact Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP